TASEKO ANNOUNCES FINANCIAL AND OPERATIONAL RESULTS FOR
THE THIRD QUARTER 2019

This release should be read with the Company's Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko's 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes, sales volumes and inventory stated in this release are on a 100% basis unless otherwise indicated.

November 6, 2019, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the "Company") reports earnings from mining operations before depletion and amortization* of $12.3 million and adjusted EBITDA* of $7.9 million for the three months ended September 30, 2019.

The third quarter copper production at Gibraltar of 33 million pounds was on plan, with grades, mill throughput and recoveries all in line with management expectations.  We expect to achieve the original 2019 guidance of 130 million pounds (+/-5%) of copper, and 2020 should be a similar production year.  An updated mineral reserve estimate for Gibraltar has been completed (details included below), and a new NI 43-101 technical report was filed on SEDAR today.

Russell Hallbauer, CEO and Director of Taseko, commented, "The Gibraltar Mine continues to be a cornerstone asset for our Company.  We're pursuing and evaluating a number of improvements, with a focus on opportunities to increase mill throughput and recoveries, as well as mining related enhancements.  Mining and milling technology is constantly evolving which provides opportunities for a steady-state mine, like Gibraltar, to improve."

"We continued to make great strides forward at our Florence Copper Project this quarter and copper production at the project test facility continues to increase. We're gaining valuable operating experience which will benefit us with the commercial facility development and we continue to maintain compliance with all environmental guidelines.  Florence Copper has the potential to transform Taseko's production profile in the coming years, and dramatically reduce our consolidated unit costs. We recently announced our intention to list Taseko on the London Stock Exchange ("LSE") Main Market, and as part of the listing process we engaged an independent engineering firm, Roscoe Postle Associates Inc. ("RPA"), to prepare a Competent Persons Report ("CPR") on the Florence Copper Project.  The CPR confirms a project with a production capacity of 85 million pounds of copper over a 20 year mine life, with an after-tax NPV (at 8%) of US$670 million and an IRR of 40%.  RPA's findings represent a strong independent third party endorsement for the project and the previous technical work we have completed," concluded Stuart McDonald, President of Taseko.

*Non-GAAP performance measure. See end of news release.

Third Quarter Review

  Third quarter earnings from mining operations before depletion and amortization* were $12.3 million, and Adjusted EBITDA was $7.9 million;
  Cash flow from operations was $15.2 million, a 37% increase over the second quarter of 2019;
  The Company's cash balance at September 30, 2019 was $42.0 million, unchanged from the prior quarter;
  Copper production in the third quarter was steady at 33.0 million pounds and copper sales were 33.5 million pounds (100% basis);
  Molybdenum production was 620 thousand pounds in line with plan; molybdenum prices averaged US$11.83 per pound during the quarter;
  Site operating costs, net of by-product credits* were US$1.72 per pound produced, comparable to the second quarter of 2019 of US$1.71 per pound;
  Net loss was $24.5 million ($0.10 per share) and adjusted net loss* was $20.6 million ($0.08 per share);
  The Florence Copper project continues to advance its production test facility operation with the focus turning to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction and the use of packers in recovery and injection wells to isolate different zones of the orebody.  During the quarter, Florence delivered its first shipment of LME grade A copper cathode; and
  Finished goods inventory at September 30, 2019 at Gibraltar (100% basis) includes 5 million pounds of copper and 129 thousand pounds of molybdenum with a sales value for Taseko's share of approximately $12.0 million.

Competent Person Reports for LSE Listing

As a requirement of the LSE listing process, the Company engaged Roscoe Postle Associates Inc. ("RPA") to prepare an independent Competent Persons Report ("CPR") for the Gibraltar Mine and the Florence Copper Project.  The Gibraltar Mine CPR confirmed the Company's mineral reserve estimate in its 43-101 Technical Report dated November 6, 2019, and contains no other significant findings.

The Florence Copper Project CPR contains a number of estimates which are different than the estimates in the 2017 Florence Technical Report dated January 16, 2017 (the "2017 Technical Report"), and the key differences are summarized as follows:

  The mineral reserve estimate in the CPR is the same as the 2017 Technical Report, however, RPA lowered the estimate of total copper recovery to 65% (compared to 70% in the 2017 Technical Report), based on a more conservative interpretation of previous metallurgical test work.
  The CPR assumes accelerated wellfield development to maintain annual copper production capacity of 85 million pounds over a mine life of 20 years.

*Non-GAAP performance measure. See end of news release.

  RPA reviewed the initial start-up results of the Florence Production Test Facility in mid-2019 but opined the results were too preliminary in nature to make firm judgements at that time.  Accordingly, the CPR does not reflect any updates to reflect these test facility operations.
  Capital and operating cost estimates were escalated to June 2019 US dollar basis using a combination of cost indexes and updated reagent, power and labour costs.  Initial capital costs in the CPR increased to US$227 million from US$204 million in the 2017 Technical Report.  Cash requirements for reclamation bonding reduced to US$9 million from US$ 22 million in the 2017 Technical Report.  Operating costs increased to US$1.13/lb of copper produced, from US$ 1.10/lb in the 2017 Technical Report.
  An economic analysis was completed by RPA using the mine plan included in the 2017 Technical Report and their updated capital and operating cost estimates. RPA also incorporated current federal US tax law changes resulting from the 'Tax Cuts and Jobs Act' (TCJA) signed into law on December 22, 2017.  Using a copper price of US$3.10/lb and an 8% discount rate results in an after-tax NPV of US$667 million (versus US$680 million in the 2017 Technical Report).  The Project has an after-tax Internal Rate of Return (IRR) of 40.2% and payback period of 2.3 years from start of commercial operations (versus 37% and 2.5 years in the 2017 Technical Report).
  The CPR includes a resource estimate prepared in accordance with NI 43-101 utilizing CIM definitions. The resource estimate includes 296 million tons of Indicated resources grading 0.35% Cu, that were reclassified from the Measured resource category in the 2017 Technical Report, based on RPA's assessment that there was not sufficient density information in their opinion to support categorization as Measured resources.  The total measured and indicated resource estimate is the same as in the 2017 Technical Report.

The updates to the resource estimate and project economics contained in the CPR are not considered by the Company to constitute a material change either in its assessment of the Florence Copper Project or in relation to the Company as a whole.  Accordingly, the 2017 Technical Report remains current and an updated 43-101 technical report on the Florence Copper Project will not be filed.

The CPR reports for Gibraltar Mine and Florence Copper Project will be included in the LSE Prospectus, and will be filed on SEDAR at the time of the LSE listing, which is expected to be completed before the end of 2019.

Gibraltar Mineral Reserve Estimate

The Company has filed an updated mineral reserve estimate and NI 43-101 Technical Report entitled "Technical Report on the Mineral Reserve Update at the Gibraltar Mine" dated November 6, 2019 on SEDAR.com. Gibraltar's updated proven and probable reserves as of December 31, 2018 are as follows:

	Summary of Mineral Reserves - December 31, 2018 Taseko Mines - Gibraltar Mine
Ore Type	Category	Tonnage (Mst)	Cu Grade (%)	Mo Grade (%)
Sulphide: 0.15% Cu Cut-off Grade
	Proven	469	0.26	0.008
	Probable	121	0.23	0.008
	Ore Stockpiles	3	0.19	0.008
	Total	594	0.25	0.008
Oxide: 0.10% ASCu Cut-off Grade
	Proven	1	0.16
	Probable	16	0.15
	Total	17	0.15

Notes:

1. CIM (2014) definitions were followed for Mineral Reserves.

2. Mineral Reserves are presented on a 100% basis.

3. Mineral Reserves are estimated using a copper price of US$2.75/lb, a molybdenum price of US$8.00/lb, and an exchange rate of US$1.00: C$1.25.

4. Mineral Reserves for sulphide ore are estimated at a cut-off grade of 0.15% Cu with a maximum 50% ASCu content constraint. Mineral Reserves for oxide ore are estimated at a cut-off grade of 0.10% ASCu.

5. Mineral Reserves are estimated as mined and delivered to the processing facilities.

6. Numbers may not add due to rounding.

The mineral reserves stated above are contained within the measured and indicated mineral resources below:

Summary of Mineral Resources - December 31, 2018 Taseko Mines - Gibraltar Mine
Category	Tonnage (Mst)	Cu Grade (%)	Mo Grade (%)
Measured	806	0.25	0.008
Indicated	303	0.23	0.007
Total Measured + Indicated	1,109	0.25	0.007
Inferred	59	0.21	0.004

Notes:

1. CIM (2014) definitions were followed for Mineral Resources.

2. Mineral Resources are presented on a 100% basis.

3. Sulphide Mineral Resources are estimated at a cut-off grade of 0.15% Cu.

4. Oxide Mineral Resources are estimated at a cut-off grade of 0.10% ASCu.

5. Mineral Resources are estimated using a long-term copper price of US$3.25/lb, a molybdenum price of US$12.00/lb, and an exchange rate of US$1.00: C$1.25.

6. Tonnage factors are 12 ft3/st for in situ material and 15 ft3/st for fill.

7. Mineral Resources are inclusive of Mineral Reserves.

8. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

9. Numbers may not add due to rounding.

The resource and reserve estimation was completed by Taseko staff under the supervision of Richard Weymark, P.Eng., MBA, Chief Engineer and a Qualified Person under National Instrument 43-101.  Mr. Weymark has reviewed this release.

HIGHLIGHTS

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2019	2018	Change	2019	2018	Change
Revenues	82,436	74,297	8,139	239,231	232,749	6,482
Earnings from mining operations before depletion and amortization*	12,317	33,742	(21,425)	46,692	83,553	(36,861)
Earnings (loss) from mining operations	(15,737)	13,568	(29,305)	(31,684)	30,644	(62,328)
Net income (loss)	(24,508)	7,098	(31,606)	(43,451)	(16,054)	(27,397)
Per share - basic ("EPS")	(0.10)	0.03	(0.13)	(0.18)	(0.07)	(0.09)
Adjusted net income (loss)*	(20,561)	1,464	(22,025)	(52,451)	(7,198)	(45,253)
Per share - basic ("adjusted EPS")*	(0.08)	0.01	(0.09)	(0.22)	(0.03)	(0.19)
Adjusted EBITDA*	7,906	31,940	(24,844)	32,811	71,728	(38,917)
Cash flows provided by operations	15,150	18,053	(2,903)	33,414	49,958	(16,544)

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Tons mined (millions)	24.7	29.0	(4.3)	74.7	83.1	(8.4)
Tons milled (millions)	7.5	8.0	(0.5)	22.1	22.9	(0.8)
Production (million pounds Cu)	33.0	43.0	(10.0)	92.5	99.4	(6.9)
Sales (million pounds Cu)	33.5	30.2	3.3	89.1	83.8	5.3

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Tons mined (millions)	24.7	26.6	23.3	28.4	29.0
Tons milled (millions)	7.5	7.7	6.8	7.1	8.0
Strip ratio	3.0	2.3	3.2	5.1	1.7
Site operating cost per ton milled (CAD$)*	$10.83	$11.51	$10.88	$9.16	$10.60
Copper concentrate
Head grade (%)	0.249	0.256	0.216	0.222	0.314
Copper recovery (%)	87.7	87.7	84.6	81.3	85.9
Production (million pounds Cu)	33.0	34.7	24.9	25.8	43.0
Sales (million pounds Cu)	33.5	32.3	23.3	42.7	28.8
Inventory (million pounds Cu)	5.0	5.5	3.1	1.6	18.5
Molybdenum concentrate
Production (thousand pounds Mo)	620	653	738	727	690
Sales (thousand pounds Mo)	518	708	770	738	709
Per unit data (US$ per pound produced)*
Site operating costs*	$1.88	$1.92	$2.23	$1.92	$1.50
By-product credits*	(0.16)	(0.21)	(0.32)	(0.30)	(0.16)
Site operating costs, net of by-product credits*	$1.72	$1.71	$1.91	$1.62	$1.34
Off-property costs	0.33	0.30	0.30	0.49	0.24
Total operating costs (C1)*	$2.05	$2.01	$2.21	$2.11	$1.58

OPERATIONS ANALYSIS

Third Quarter Operating Results

Copper production in the third quarter was 33.0 million pounds.  Copper grade for the quarter averaged 0.249%, which was in line with management expectations, the mine plan, and the life of mine average grade. Copper recovery in the mill was 87.7% during the quarter which was consistent with Q2 and improved over the prior year.  Production was also affected by slightly lower mill throughput during the quarter.

A total of 24.7 million tons were mined during the period, a decrease of 1.9 million tons over the previous quarter and the ore stockpile was drawn down by 1.4 million tons. The strip ratio for the third quarter was 3.0 to 1.

Capitalized stripping costs totaled $8.6 million (75% basis) compared to $2.0 million in the prior quarter due to advancement into the Pollyanna pit and associated waste stripping. These factors contributed to the decrease in site operating cost per ton milled*, which was $10.83 for the quarter, 6% lower than the prior quarter.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

Total site spending (including capitalized stripping costs) was generally in line with the previous quarter.

Molybdenum production was 620 thousand pounds in the third quarter.  Molybdenum prices held steady and averaged US$11.83 per pound over the quarter.  By-product credits per pound of copper produced* decreased to US$0.16 in the third quarter from US$0.21 in the previous quarter as a result of the lower molybdenum sales.

Off-property costs per pound produced* were US$0.33 for the third quarter of 2019. Off-property costs consist of concentrate treatment, refining and transportation costs, and these costs are in line with recent quarters relative to copper sold.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2019, comparable to the production level achieved in 2018.

The fundamentals for copper remain strong and most industry analysts are projecting a growing deficit and higher copper prices in the coming years.  Expansion of overseas copper smelting capacity and tighter supply conditions has recently resulted in notably lower concentrate treatment and refining charges ("TCRC"). The Company recently completed a spot copper concentrate contract at an attractive rate significantly below the 2019 benchmark.

On November 6, 2019, the Company will publish an updated 43-101 Technical report on the Gibraltar Mine.  Based on this updated technical report, sufficient Mineral Reserves exist to support an approximate 19-year production plan out to 2038 with annual average copper production of 130 million pounds, and the Mineral Resource potential exists to further extend the mine life.

PROJECT UPDATE

Taseko's strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects.  We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

Florence Copper

The Production Test Facility ("PTF") continued to operate as planned in the quarter.  On October 21, 2019, the Company provided an operational update highlighting that steady state operation has been achieved, with focus turning to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the orebody. Sweep efficiencies in the wellfield continue to outperform management expectations. The Florence Copper technical team is using physical and operating control mechanisms to adjust solution chemistry and flow rates and is successfully increasing copper concentration in solution. The main recovery well is now producing copper in solution at an annualized rate of approximately 600,000 pounds per year, and the expectation is for steady improvement as the well matures.

*Non-GAAP performance measure. See end of news release.

PROJECT UPDATE - CONTINUED

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained and provide valuable data to validate the Company's leach model as well as optimize well design and performance and hydraulic control parameters.  Successful operation of the in-situ leaching process will allow permits to be amended for the full-scale commercial operation, which is expected to produce up to 85 million pounds of annual copper cathode capacity for 19 years.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper.  These are the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ") and the Underground Injection Control ("UIC") Permit from the U.S. Environmental Protection Agency ("EPA"). In June 2019, the Company submitted the APP application to the ADEQ. The UIC permit application was submitted to the EPA in the first week of August.  Operating permits for the commercial scale wellfield are expected to be received in the summer of 2020. The Company is planning to continue to operate the PTF until the end of 2020.

The Company has continued to advance various project financing options from debt providers, royalty companies, and potential joint venture partners.  Management is targeting to have the project finance funding committed in advance of both the APP and UIC permit amendments being issued by the ADEQ and EPA, respectively.

Total expenditures at the Florence Project for the nine months ending September 30, 2019 were $10.8 million including the PTF operation and other project development costs.

Yellowhead Copper

On February 15, 2019, the Company acquired all of the outstanding common shares of Yellowhead Mining Inc. ("Yellowhead") that it did not already own, in exchange for 17.3 million Taseko common shares.

Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.  The project feasibility study dated July 31, 2014, proposed a 70,000 tonne per day concentrator with total pre-production capital costs of approximately $1 billion and an average operating cost of US$1.46 per pound of copper.  Using US$3.00 per pound of copper, a Canadian/US dollar exchange rate of 0.80, an 8% discount rate and other assumptions from the 2014 feasibility study results in a pre-tax net present value of $1.1 billion.

Since the acquisition, Taseko has restarted the environmental review process for the Yellowhead Copper Project, and the Company's technical team has commenced an engineering redesign of the project to enhance economics with the objective of issuing a new 43-101 technical report in due course.

Aley Niobium

Environmental monitoring and product marketing initiatives on the project continue. A drill program was completed in 2018 to collect samples for further metallurgical testing. A pilot plant scale program commenced in the second quarter on the currently bench scale proven niobium flotation and converter processes. The pilot plant will also provide final product samples for marketing purposes. Aley project expenditures for the nine months ended September 30, 2019 were $0.5 million.

INTENTION TO LIST ON THE LONDON STOCK EXCHANGE

On October 22, 2019, the Company announced its intention to seek a listing of the Company's common shares on the London Stock Exchange ("LSE") Main Market. Subject to the required regulatory approvals from the Financial Conduct Authority and the LSE, including publication of a Prospectus. Admission to the LSE is expected to occur before the end of 2019. The Company is not intending to raise capital in conjunction with the LSE admission.

The Company will host a telephone conference call and live webcast on Thursday, November 7, 2019 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss these results.  After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing (888) 390-0546 within North America, or (416) 764-8688 for international callers. The conference call will be archived for later playback until November 21, 2019 and can be accessed by dialing (888) 390-0541 within North America or, (416) 764-8677 internationally and using the passcode 842594#.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer

CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2019	2018	2019	2018
Cost of sales	98,173	60,729	270,915	202,105
Less:
Depletion and amortization	(28,054)	(20,174)	(78,376)	(52,909)
Net change in inventories of finished goods	(1,272)	17,439	6,763	17,593
Net change in inventories of ore stockpiles	(2,690)	6,716	(3,103)	7,827
Transportation costs	(4,889)	(5,149)	(12,807)	(12,507)
Insurance recoverable	-	3,875	-	7,875
Site operating costs	61,268	63,436	183,392	169,984
Less by-product credits:
Molybdenum, net of treatment costs	(4,957)	(6,937)	(20,020)	(15,776)
Silver, excluding amortization of deferred revenue	(308)	42	(588)	(209)
Site operating costs, net of by-product credits	56,003	56,541	162,784	153,999
Total copper produced (thousand pounds)	24,720	32,251	69,381	74,516
Total costs per pound produced	2.27	1.75	2.35	2.07
Average exchange rate for the period (CAD/USD)	1.32	1.31	1.33	1.29
Site operating costs, net of by-product credits (US$ per pound)	1.72	1.34	1.77	1.61
Site operating costs, net of by-product credits	56,003	56,541	162,784	153,999
Add off-property costs:
Treatment and refining costs	5,792	4,725	15,898	14,617
Transportation costs	4,889	5,149	12,807	12,507
Total operating costs	66,684	66,415	191,489	181,123
Total operating costs (C1) (US$ per pound)	2.05	1.58	2.08	1.89

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands, except per share amounts)	2019	2018	2019	2018
Net income (loss)	(24,508)	7,098	(43,451)	(16,054)
Unrealized foreign exchange (gain) loss	3,569	(5,244)	(9,378)	10,817
Unrealized (gain) loss on copper put options	518	(534)	518	(2,686)
Estimated tax effect of adjustments	(140)	144	(140)	725
Adjusted net income (loss)	(20,561)	1,464	(52,451)	(7,198)
Adjusted EPS	(0.08)	0.01	(0.22)	(0.03)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put options; and
  Share-based compensation.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2019	2018	2019	2018
Net income (loss)	(24,508)	7,098	(43,451)	(16,054)
Add:
Depletion and amortization	28,054	20,174	78,376	52,909
Finance expense	10,425	9,829	30,215	28,873
Finance income	(482)	(296)	(1,089)	(940)
Income tax expense (recovery)	(9,853)	1,299	(24,794)	(197)
Unrealized foreign exchange (gain) loss	3,569	(5,244)	(9,378)	(10,817)
Unrealized (gain) loss on copper put options	518	(534)	518	(2,686)
Amortization of share-based compensation expense (recovery)	183	(386)	2,414	(994)
Adjusted EBITDA	7,906	31,940	32,811	71,728

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	2019	2018
Earnings (loss) from mining operations	(15,737)	13,568	(31,684)	30,644
Add:
Depletion and amortization	28,054	20,174	78,376	52,909
Earnings from mining operations before depletion and amortization	12,317	33,742	46,692	83,553

Site operating costs per ton milled

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, except per ton milled amounts)	2019	2018	2019	2018
Site operating costs (included in cost of sales)	61,268	63,436	183,392	169,984

Tons milled (thousands) (75% basis)	5,660	5,983	16,550	17,208
Site operating costs per ton milled	$10.83	$10.60	$11.08	$9.88

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.